Wildermuth Endowment Fund

VIA EMAIL

March 1, 2021

Mr. Kenneth Ellington

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F. Street, N.E.

Washington, DC 20549

Re:	Wildermuth Endowment Fund

Dear Mr. Ellington:

Thank you for providing comments on the various financial and operational filings made by the Wildermuth Endowment Fund for or relating to the fiscal year ended December 31, 2019. Where requested by you, we have provided supplemental information in response to your comment. Please see below.

A.	Annual Report for the Fiscal Year ended 12/31/19:

Comment 1. Provide the rationale for the increases in the fair value of the Fund’s Polara and DSI positions from 12/31/18 to 12/31/19.

Response: For DSI, the position was held at cost as of December 31, 2018. In 2019, the Fund’s adviser engaged a third-party appraiser to value the Fund’s interest in DSI. The fair value conclusion reached by the independent third-party appraiser was incorporated into the 12/31/19 valuation.

The Fund’s Polara position did not experience or undergo a large increase in fair value. Rather, the Fund had multiple investments in the Polara enterprise that were broken out in 2018 and that were combined into one investment for the 12/31/19 financials.

Comment 2. Label all investment funds that are non-income producing as such.

Response: Such funds will be so labelled in financial statements prepared and filed by the Fund in the future.

Comment 3. Please describe supplementally the observable inputs for Level I methodologies for several securities. And note where applicable if the shares were subject to a lock-up agreement. For any investments that were re-classified as Level I for valuation purposes, confirm that such investments were appropriately treated as Level I investments by the Fund, in light of the language of ASC 820. In addition, please describe whether any lock-up or limitation on redeemability was taken into account when determining the value of the securities in question.

Response: Several investments classified as “Public Real Estate Investments” were shown as Level I securities for the Fund’s December 31, 2019 financial statements. These securities had previously been valued using the “practical expediency” approach. The change in classification came about because of a suggestion made by the Fund’s then-auditor during its audit of the Fund’s 12/31/19 financial statements that the securities be valued using the valuation hierarchy. In the auditor’s view, the investments in question had a readily definable fair value, such that they should be valued using an appropriate valuation approach.1

After consideration, Fund management concluded that there was no active market for these securities in light of multiple factors – principally, the issuers were under no obligation to repurchase their outstanding securities on any set timetable or schedule and any repurchase offer could be made at the issuer’s discretion and at a price chosen by the issuer. In light of these limits on the Fund obtaining any specific price for the securities in question, Fund management concluded that said limits counseled against continuing to treat any of the subject securities as Level I securities for valuation purposes. After further review, Fund management concluded that for those securities where there were no redemption or other rights possessed by the Fund vis a vis the issuer, said securities were deserving of Level II valuation treatment.

Comment 4. In regard to Note 2, separate the fair values listed by valuation technique used.

Response: As requested, the Fund will separate fair value amount by valuation technique or other input in financial statements prepared and filed by the Fund with the Commission in the future.

Comment 5. With regard to note 10, list each investment subject to an “Unfunded Commitment” in the financial statements.

Response: As requested, the Fund will break out unfunded commitments in financial statements prepared and filed by the Fund with the Commission in the future.

Comment 6. Please add a line for Unfunded Commitments to the Statement of Assets and Liabilities, with a parenthetical reference to the note that discussed said commitments.

Response: The Fund will add such a line to the Statement of Assets and Liabilities in financial statements prepared and filed by the Fund with the Commission in the future.

B.	Form N-CSR:

Comment 1. Describe the share re-processing that occurred.

Response: The Fund re-processed all shareholder transactions for days in 2019 and 2020 on which there was a material re-statement of the Fund’s NAV per share. The Fund was also reimbursed by the investment manager for repurchases that occurred at an NAV that was re-stated downward by the Fund and for purchases at NAVs per share that were re-stated upwards. Finally, the investment manager reimbursed the Fund for excess advisory fees and amounts due under the Fund’s expense cap, which calculations were made using the re-stated NAVs per share.

[1]	Note that, after being shifted to Level I valuation status, there were no changes to the value assigned those securities for purposes of determining the Fund’s net asset value and net asset value per share.

Comment 2. Describe supplementally any payments due to Fund for 2020.

Response: The Fund’s investment manager, Wildermuth Advisory, satisfied all amounts due to the Fund for both 2019 and 2020 in connection with all re-statements of net asset value and net asset value per share in 2019 and 2020. The total amount paid or reimbursed to the Fund by the manager for 2020 NAV restatements was $255,107.24.

Comment 3: In Item 4(e)(2) of N-CSR, reference to audit committee approval of all fees applies to situations where pre-approval was waived. Please confirm accuracy of disclosure.

Response: The Fund’s Audit Committee utilizes a pre-approval process for audit-related and other expenses paid to its independent accounting firm. In general, the Committee approves all stated or proposed audit-related fees in advance, and then pays for additional services pursuant to the terms of the audit engagement letter. In 2019, the percentage of fees paid to the auditor for services described in paragraphs (b) through (d) of Item 4 of Form N-CSR and that were approved in advance by the audit committee pursuant to Regulation S-X was 0%. The Fund will revise its answer to this question in all future N-CSR filings.

C.	Form N-CEN:

Comment 1.The answer to Item b.22 appears to be missing.

Response: The Fund took the position that the item in question applied only to open-end funds, and accordingly did not and was not required to provide an answer.

Comment 2.For CFO and CCO agreements, disclose the identity of the party making payments for the services rendered.

Response: The Fund is the party that has contracted with a third party for the services of a chief financial and chief compliance officer. In the contracts themselves, however, it is provided that the Fund’s investment manager is the party required to make payment of amounts due. After reviewing the matter, it was confirmed that the contract language in question was not intended to last beyond the date of the Fund’s initial period of operations.

It has been confirmed that, under the terms of all applicable expense limitation agreements in place between the Fund and its investment manager from the time the Fund commenced operations,2 the costs of having the Fund pay the fees due under these agreements was fully and completely subsidized by the investment manager pursuant to the terms of said expense limitation agreements. In other words, the fact that the Fund paid these expenses did not result in any additional fee income or other benefit to the investment manager, as the costs were defrayed by the investment manager under its contractual expense limitation agreement with the Fund.

[2]	The expense limitation agreement in place between the investment manager and the Fund ensures that expenses in excess of the stated cap are not borne by the Fund but instead are borne by the investment manager.

This is to confirm that no recoupment of waived fees or reimbursed expenses by the investment manager has occurred since the time of the Fund’s formation and onset of operations, and to further confirm that the investment manager will not seek to recoup any waived fees or reimbursed expenses in the future that would have the effect of transferring the costs of these services to the Fund.

It is expected that the Fund’s Board will discuss whether to change the party responsible for such expenses from the investment manager to the Fund on a go-forward basis.

I trust that these answers are fully responsive to your comments. Please contact me at 949.629.3928 if you need more information.

Sincerely yours,

/s/ Karen Aspinall

Karen Aspinall

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